                                              Filed by: Spieker Properties, Inc.
                                                  Pursuant to Rule 425 under the
                                               Securities Act of 1933 and deemed
                                                   filed pursuant to Rule 14a-12
                                               under the Securities Exchange Act
                                               of 1934. Subject Company: Spieker
                                               Properties, Inc. (Commission File
                                                                   No.: 1-12528)

The following is a press release of Spieker Properties, Inc. disseminated on March 7, 2001.

NEWS RELEASE

FOR:  SPIEKER PROPERTIES, INC.
      NYSE: SPK

CONTACT: Craig Vought/Stuart Rothstein                  FOR RELEASE: IMMEDIATELY
         (650) 854-5600

               SPIEKER PROPERTIES DECLARES FIRST QUARTER DIVIDENDS

Menlo Park, CA--March 7, 2001--Spieker Properties, Inc. announced today that the Board of Directors has declared a dividend of $0.70 per share of Common Stock. The dividend will be paid on April 20, 2001, to shareholders of record as of March 30, 2001.

The Board also declared dividends for the following series of Cumulative Redeemable Preferred Stock. Series B Cumulative Redeemable Preferred Stock will pay a dividend of approximately $0.59 per share on March 30, 2001, to shareholders of record as of March 20, 2001. Series C Cumulative Redeemable Preferred Stock will pay a dividend of approximately $0.49 per share on April 30, 2001, to shareholders of record as of April 20, 2001. Series E Cumulative Redeemable Preferred Stock will pay a dividend of $0.50 per share on March 30, 2001, to shareholders of record as of March 20, 2001.

In addition to the dividends being declared at this time, under the Agreement and Plan of Merger, dated as of February 22, 2001, by and among Spieker Properties, Inc., Spieker Properties, L.P., Equity Office Properties Trust and EOP Operating Limited Partnership, Spieker Properties, Inc. may be obligated to declare an additional dividend on the Spieker Common Stock and each series of Spieker Preferred Stock (to the extent required by the terms of those series payable on the last business day prior to the merger) if such dividend were necessary for Spieker Properties, Inc. to satisfy the minimum distribution requirements for a REIT as specified by the Internal Revenue Code (and to avoid the payment of any tax with respect to undistributed income or gain). There can be no assurances that Spieker Properties, Inc. will declare any such additional dividend.

Spieker Properties, Inc., a publicly traded real estate company, owns and operates approximately 38 million square feet of commercial real estate in California and the Pacific Northwest. The company's principal objective is sustainable long-term growth in earnings through the acquisition, development, and management of high-quality office and industrial properties in select western United States markets. Spieker can be found on the World Wide Web at http://www.spieker.com.

Investors and security holders are urged to read the joint proxy statement/prospectus and information statement regarding the business combination transactions referenced in this press release when they become available, because they will contain important information. The joint proxy statement/prospectus and information statement will be filed with the Securities and Exchange Commission by Equity Office Properties Trust and Spieker Properties, Inc. and Equity Office Properties Trust/ EOP Operating Limited Partnership and Spieker Properties, L.P., respectively. Investors and security holders may obtain a free copy of the joint proxy statement /prospectus and information statement (when they are available) and other documents filed by Equity Office Properties Trust and Spieker Properties, Inc. and EOP Operating Limited Partnership and Spieker Properties, L.P. with the Commission at the Commission's web site at The joint proxy statement/prospectus, information statement and these other documents may also be obtained for free (a) from Equity Office Properties Trust by directing a request to Equity Office Properties Trust, Two North Riverside Plaza, Suite 2100, Chicago, Illinois 60606, Attention: Corporate Secretary, telephone:
312-466-3300 and (b) from Spieker Properties, Inc. by directing a request to Spieker Properties, Inc., 2180 Sand Hill Road, Suite 200, Menlo Park, California 94025, Attention: Corporate Secretary, telephone: 650-854-5600.

Pursuant to Instruction 3 to Item 4 of Schedule 14A, the participants in the solicitation with respect to the business combination referenced in this press release include Spieker Properties, Inc. and its directors, as follows: Warren
E. Spieker, Jr. (Chairman of the Board), John K. French (Vice Chairman of the Board), Dennis E. Singleton (Vice Chairman of the Board),Richard J. Bertero (director), Harold M. Messmer, Jr. (director), David M. Petrone (director) and William S. Thompson, Jr. (director). As of the date of this communication, none of the foregoing participants beneficially owned in excess of 1% of the outstanding shares of common stock of Spieker Properties, Inc., except for Warren E. Spieker, Jr., John K. French and Dennis E. Singleton, who may be deemed to beneficially own approximately 4.9%, 1.5% and 1.6% of the outstanding shares of common stock of Spieker Properties, Inc., respectively (giving effect to stock options and units of limited partnership interest in Spieker Properties, L.P. held by each of them).

                                       ###

          2180 Sand Hill Road, Suite 200 o Menlo Park, California 94025
                        o (650) 854-5600 o (650) 233-3838